

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2019

Jeff Carberry
Chief Financial Officer
STAMPS.COM INC
1990 E. Grand Avenue
El Segundo, California 90245

      Re: STAMPS.COM INC
      Form 10-K for the Fiscal Year Ended December 31, 2018
      Filed March 1, 2019
      File No. 000-26427

Dear Mr. Carberry:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Revenue Recognition, page F-13

1.   You disclose customers pay a monthly fee based on a subscription plan, which may be waived or refunded for certain customers. We also note from your website that customers are offered free postage and coupons for reduced postage. Please tell us and disclose pursuant to ASC 606-10-50-20 how you account for the noted items. Also, explain to us your consideration of ASC 606-10-32 in your accounting.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services